EQUITY LIFESTYLE PROPERTIES, INC.
ARTICLES SUPPLEMENTARY
179,764 SHARES

6% SERIES D CUMULATIVE NON-QUALIFIED PREFERRED STOCK
EQUITY LIFESTYLE PROPERTIES, INC. (the "Company"), a Maryland corporation formerly known as MANUFACTURED HOME COMMUNITIES, INC., hereby certifies to the State Department of Assessments and Taxation of Maryland (the "Department") that:
FIRST: Pursuant to the authority expressly vested in the Board of Directors of the Company by Article V of the Articles of Amendment and Restatement of the Company filed with the Department on May 15, 2007, and amended on November 26, 2013 (the "Charter") and Section 2-105 of the Maryland General Corporation Law (the "MGCL"), the Board of Directors of the Company (the "Board of Directors"), by resolutions duly adopted on December 18, 2013, has authorized the issuance of a maximum of 179,764 shares of authorized but unissued Preferred Stock, par value $.01 per share ("Preferred Stock"), as a separate series of Preferred Stock, set certain of the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, terms and conditions of redemption and conversion and other terms and conditions of such series of Preferred Stock and determined the number of shares of such series of Preferred Stock (not in excess of the aforesaid maximum number) to be issued and the consideration and other terms and conditions upon which such shares of such series of Preferred Stock are to be issued.
SECOND: The Board of Directors has unanimously adopted resolutions classifying and designating the aforesaid series of Preferred Stock, when issued, as the "6% Series D Cumulative Non-Qualified Preferred Stock" (the "Series D Preferred Shares")," approving the preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications, terms and conditions of redemption and conversion and other terms and conditions of such 6% Series D Cumulative Non-Qualified Preferred Stock and authorizing the issuance of up to 179,764 shares of such 6% Series D Cumulative Non-Qualified Preferred Stock.
THIRD: The series of Preferred Stock of the Company created by the resolutions duly adopted by the Board of Directors and referred to in Articles FIRST and SECOND of these Articles Supplementary shall have the following designation, number of shares, preferences, conversion and other rights, voting powers, restrictions and limitation as to dividends and other distributions, qualifications, terms and conditions of redemption and conversion and other terms and conditions:
Section 1.    Designation and Number. A series of Preferred Stock, designated the "6% Series D Cumulative Non-Qualified Preferred Stock" (the "Series D Preferred Shares"), is hereby established having a par value of $0.01 per share. The number of Series D Preferred Shares shall be 179,764.
Section 2.    Rank. The Series D Preferred Shares shall, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank senior to all classes or series of Common Stock of the Company and to all classes or series of equity securities of the Company now or hereafter authorized, issued or outstanding, other than any other class or series of equity securities of the Company expressly designated as ranking on a parity with or senior to the Series D Preferred Shares as to dividends or rights upon voluntary or involuntary liquidation, dissolution or winding up of the Company. For purposes of these Articles Supplementary, the term "Parity Preferred Stock" shall be used to refer to any class or series of equity securities of the Company now or hereafter authorized, issued or outstanding expressly designated by the Company to rank on a parity with Series D Preferred Shares with respect to distributions or rights upon voluntary or involuntary liquidation, dissolution or winding up of the Company. For purposes of these Articles Supplementary, the term "Junior Stock" shall be used to refer to any class or series of equity securities of the Company now or hereafter authorized, issued or outstanding other than Parity Preferred Stock and any other class or series of equity securities of the Company expressly designated as ranking senior to the Series D Preferred Shares as to dividends or rights upon voluntary or involuntary liquidation, dissolution or winding up of the Company. The term "equity securities" shall not include convertible debt securities.
Section 3.    Dividends.
(a)    Subject to the rights of holders of Parity Preferred Stock as to the payment of distributions and holders of equity securities ranking senior to the Series D Preferred Shares as to payment of distributions, holders of the then outstanding shares of Series D Preferred Shares shall be entitled to receive, when and as authorized by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 6% of the $1,000.00 per share liquidation preference per annum, plus all accumulated and unpaid dividends thereon. Such dividends shall accrue on a daily basis and be cumulative from the date on which the first Series D Preferred Share is issued (the "Original Issue Date") and shall be payable quarterly in arrears, on March 31, June 30, September 30 and December 31 of each year, commencing on the first of such dates to occur after the Original Issue Date (each, a "Dividend Payment Date"). If any Dividend Payment Date is not a business day, then payment of the distribution to be made on such date will be made on the next succeeding day that is a business day (and without any interest or other payment in respect of any such delay) except that, if such business day is in the next succeeding calendar year, such payment shall be made on the immediately preceding business day, in each case with the same force and effect as if made on the applicable Dividend Payment Date. Any dividend payable on the Series D Preferred Shares for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. A "dividend period" shall mean, with respect to the first "dividend period," the period from and including the Original Issue Date to and including the first Dividend Payment Date, and with respect to each subsequent "dividend period," the period from but excluding a Dividend Payment Date to and including the next succeeding Dividend Payment Date or other date as of which accrued dividends are to be calculated. Dividends will be payable to holders of record as they appear in the share records of the Company at the close of business on the applicable record date, which shall be the fifteenth day of the calendar month in which the applicable Dividend Payment Date falls or on such other date designated by the Board of Directors of the Company for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date").
(b)    No dividends on shares of Series D Preferred Shares shall be declared by the Company or paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.
(c)    Notwithstanding the foregoing, dividends on the Series D Preferred Shares shall accrue whether or not the terms and provisions set forth in Section 3(b) hereof at any time prohibit the current payment of dividends, whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared. Furthermore, dividends will be declared and paid when due in all events to the fullest extent permitted by law and, if revaluation of the Company or its assets would permit payment of dividends which would otherwise be prohibited, then such revaluation shall be done. Accrued but unpaid dividends on the Series D Preferred Shares will accumulate as of the Dividend Payment Date on which they first become payable. Accumulated and unpaid dividends will not bear interest.
(d)    Except as provided in Section 3(e) below, unless full cumulative dividends on the Series D Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in shares of Junior Stock) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon any Parity Preferred Stock or any Junior Stock, nor shall any shares of any Parity Preferred Stock or any Junior Stock be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company. The foregoing sentence will not prohibit (i) the conversion into or exchange for other shares of Junior Stock; (ii) a transfer made pursuant to the provisions of Article VII of the Charter; (iii) the purchase by the Company of Parity Preferred Stock or Junior Stock pursuant to Article VII of the Charter to the extent required to preserve the Company's status as a real estate investment trust; (iv) any distributions to the Company necessary for it to maintain its status as a "real estate investment trust" under the Code; or (v) the redemption, purchase or other acquisition of Junior Stock made for purposes of and in compliance with requirements of an employee incentive or benefit plan of the Company, MHC Operating Limited Partnership or any subsidiary of the MHC Operating Limited Partnership or the Company.
(e)    When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) on the Series D Preferred Shares, all dividends declared upon the Series D Preferred Shares shall be declared pro rata.
(f)    Any dividend payment made on shares of the Series D Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable. Holders of the Series D Preferred Shares shall not be entitled to any dividend, whether payable in cash, property or shares in excess of full cumulative dividends on the Series D Preferred Shares as described above.
Section 4.    Liquidation Preference.
(a)    Subject to the rights of holders of Parity Preferred Stock with respect to rights upon any liquidation, dissolution or winding up of the Company and holders of equity securities ranking senior to the Series D Preferred Shares with respect to rights upon liquidation, dissolution or winding up of the Company, upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of Series D Preferred Shares then outstanding are entitled to be paid out of the assets of the Company, legally available for distribution to its shareholders, a liquidation preference of $1,000.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of Common Stock or any series of Preferred Stock of the Company that ranks junior to the Series D Preferred Shares as to liquidation rights.
(b)    In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series D Preferred Shares, then the holders of the Series D Preferred Shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.
(c)    After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series D Preferred Shares will have no right or claim to any of the remaining assets of the Company.
(d)    Written notice of any such liquidation, dissolution or winding up of the Company, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 15 nor more than 60 days prior to the payment date stated therein, to each record holder of the Series D Preferred Shares at the respective addresses of such holders as the same shall appear on the share transfer records of the Company.
(e)    The consolidation or merger of the Company with or into any other corporation, Company or entity or of any other entity with or into the Company, or the sale, lease or conveyance of all or substantially all of the assets or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.
Section 5.    Redemption.
(a)    Right of Optional Redemption. The Company, at its option and upon not less than 15 nor more than 60 days' written notice, may redeem shares of the Series D Preferred Shares, in whole or in part, at any time or from time to time, for cash at a redemption price of $1,000.00 per share, plus all accrued and unpaid dividends thereon to and including the date fixed for redemption (except as provided in Section 5(d) below). If less than all of the outstanding Series D Preferred Shares are to be redeemed, the Series D Preferred Shares to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by the Company.
(b)    Mandatory Redemption. On February 27, 2023, the Company shall redeem all of the outstanding Series D Preferred Shares at a redemption price, payable in cash, equal to $1,000.00 per share of Series D Preferred Shares plus all accrued and unpaid dividends thereon to and including such date.
(c)    Limitations on Redemption. Unless full cumulative dividends on all shares of Series D Preferred Shares shall have been, or contemporaneously are, declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series D Preferred Shares shall be redeemed unless all outstanding shares of Series D Preferred Shares are simultaneously redeemed, and the Company shall not purchase or otherwise acquire directly or indirectly any shares of Series D Preferred Shares (except by exchange for Junior Stock); provided, however, that the foregoing shall not prevent the purchase by the Company of shares transferred to an Excess Stock Trust (as defined in the Charter) pursuant to Article VII of the Charter in order to ensure that the Company remains qualified as a REIT for federal income tax purposes or the purchase or acquisition of shares of Series D Preferred Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series D Preferred Shares.
(d)    Rights to Dividends on Shares Called for Redemption. Immediately prior to or upon any redemption of Series D Preferred Shares, the Company shall pay, in cash, any accumulated and unpaid dividends to and including the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series D Preferred Shares at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date.
(e)    Procedures for Redemption.
(i)    Notice of redemption will be mailed by or on behalf of the Company, postage prepaid, not less than 15 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series D Preferred Shares to be redeemed at their respective addresses as they appear on the share transfer records of the Company. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series D Preferred Shares except as to the holder to whom notice was defective or not given.
(ii)    In addition to any information required by law or by the applicable rules of any exchange upon which Series D Preferred Shares may be listed or admitted to trading, such notice shall state: (A) the redemption date; (B) the redemption price; (C) the number of shares of Series D Preferred Shares to be redeemed; (D) the place or places where the Series D Preferred Shares are to be surrendered (if so required in the notice) for payment of the redemption price; and (E) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If less than all of the Series D Preferred Shares held by any holder is to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series D Preferred Shares held by such holder to be redeemed.
(iii)    If notice of redemption of any shares of Series D Preferred Shares has been given and if the funds necessary for such redemption have been set aside by the Company in Company for the benefit of the holders of any shares of Series D Preferred Shares so called for redemption, then, from and after the redemption date, dividends will cease to accrue on such shares of Series D Preferred Shares, such shares of Series D Preferred Shares shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. Holders of Series D Preferred Shares to be redeemed shall surrender such Series D Preferred Shares at the place designated in such notice and, upon surrender in accordance with said notice of the certificates for shares of Series D Preferred Shares so redeemed (properly endorsed or assigned for transfer, if the Company shall so require and the notice shall so state), such shares of Series D Preferred Shares shall be redeemed by the Company at the redemption price plus any accrued and unpaid dividends payable upon such redemption. In case less than all the shares of Series D Preferred Shares represented by any such certificate are redeemed, a new certificate or certificates shall be issued evidencing the unredeemed shares of Series D Preferred Shares without cost to the holder thereof.
(iv)    The deposit of funds with a bank or Company corporation for the purpose of redeeming Series D Preferred Shares shall be irrevocable except that:
(A)    the Company shall be entitled to receive from such bank or Company corporation the interest or other earnings, if any, earned on any money so deposited in Company, and the holders of any shares redeemed shall have no claim to such interest or other earnings; and
(B)    any balance of monies so deposited by the Company and unclaimed by the holders of the Series D Preferred Shares entitled thereto at the expiration of two years from the applicable redemption dates shall be repaid, together with any interest or other earnings thereon, to the Company, and after any such repayment, the holders of the shares entitled to the funds so repaid to the Company shall look only to the Company for payment without interest or other earnings.
(f)    Application of Article VII. The shares of Series D Preferred Shares are subject to the provisions of Article VII of the Charter, including, without limitation, the provision for the redemption of shares transferred to the Excess Stock Trust.
(g)    Status of Redeemed Shares. Any shares of Series D Preferred Shares that shall at any time have been redeemed, cancelled or otherwise acquired by the Company shall, after such redemption, cancellation or acquisition, have the status of authorized but unissued Preferred Stock, without designation as to series until such shares are once more classified and designated as part of a particular series by the Board of Directors.
Section 6.    Voting Rights.
(a)    General. Holders of the Series D Preferred Shares will not have any voting rights, except as set forth below.
(b)    Certain Voting Rights. So long as any Series D Preferred Shares remain outstanding, the Company shall not, without the affirmative vote of the holders of at least two-thirds of the Series D Preferred Shares outstanding at the time either (i) consolidate, merge into or with, or convey, transfer or lease its assets substantially as an entirety, to any corporation or other entity, or (ii) amend, alter or repeal the provisions of the Charter (including these Articles Supplementary) or By-laws, whether by merger, consolidation or otherwise, in each case in such a way that would materially and adversely affect the powers, special rights, preferences, privileges or voting power of the Series D Preferred Shares or the holders thereof; provided, however, that with respect to the occurrence of a merger, consolidation or a sale or lease of all of the Company's assets as an entirety, so long as (A) the Company is the surviving entity and the Series D Preferred Shares remain outstanding with the terms thereof unchanged, or (B) the resulting, surviving or transferee entity substitutes for the Series D Preferred Shares other preferred stock having substantially the same terms and same rights as the Series D Preferred Shares, including with respect to distributions, voting rights and rights upon liquidation, dissolution or winding-up, then the occurrence of any such event shall not be deemed to materially and adversely affect the rights, privileges or voting powers of the holders of the Series D Preferred Shares.
Section 7.    Conversion. The Series D Preferred Shares are not convertible into or exchangeable for any other property or securities of the Company.
Section 8.    No Sinking Fund. No sinking fund shall be established for the retirement or redemption of Series D Preferred Shares.
Section 9.    No Preemptive Rights. No holder of the Series D Preferred Shares of the Company shall, as such holder, have any preemptive rights to purchase or subscribe for additional shares of beneficial interest the Company or any other security of the Company which it may issue or sell.
FOURTH: The Preferred Stock has been classified and designated by the Board of Directors under the authority contained in the Charter.
FIFTH: These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.
SIXTH: These Articles Supplementary shall become effective at 11:59 P.M. (Eastern Time) on December 30, 2013.
SEVENTH: The undersigned Senior Vice President, Chief Financial Officer and Treasurer of the Company acknowledges these Articles Supplementary to be the corporate act of the Company and, as to all matters or facts required to be verified under oath, the undersigned Senior Vice President, Chief Financial Officer and Treasurer acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Company has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its Senior Vice President, Chief Financial Officer and Treasurer and attested to by its Senior Vice President, General Counsel & Secretary, on this 27th day of December, 2013.
EQUITY LIFESTYLE PROPERTIES, INC.

By:	s/Paul Seavey Name: Paul Seavey Title: Senior Vice President, Chief Financial Officer & Treasurer
[SEAL]
ATTEST:
s/Walter B. Jaccard
Walter B. Jaccard
Vice President – Legal & Assistant Secretary